Manor Care, Inc.
333 N. Summit Street
P.O. Box 10086
Toledo, OH 43699-0086
July 13, 2006
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Manor Care, Inc. File No. 1-10858 Form 10-K for the year ended December 31, 2005 Form 10-Q for the quarter ended March 31, 2006
Dear Mr. Spirgel:
I am responding to the questions in your letter dated June 14, 2006 regarding the review of the above referenced filings.
Form 10-K for the fiscal year ended December 31, 2005
Selected Financial Data, page 19
1.	Please revise to comply with Item 301(2) of Regulation S-K and briefly describe or cross-reference to a discussion thereof, factors that materially affect comparability of the information reflected in selected financial data.
Company’s response:
To comply with Item 301(2) of Regulation S-K, the Company proposes to add the following language at the bottom of the table in future filings:
See Management’s Discussion and Analysis comparing the results of operations for the years 2003 through 2005 on pages 26 through 30. In 2002, the Company recorded $33.6 million in asset impairment, which was included on a separate line, and $30.7 million on the net gain on sale of assets, which included $31.1 million related to the sale of the Company’s only hospital that was located in Mesquite, Texas. In 2001, the Company recorded operating expenses of $23.6 million related to a damage award from an arbitration decision regarding pharmacy services and $38.0 million related to a change in estimate for general and professional liability expense for policy periods prior to June 2000.

Critical Accounting Policies
Receivable and Revenue Recognition, page 24
2.	Please tell us and disclose in more detail why it is appropriate to record your $34.1 million Medicare repayment as a receivable.
Company’s response:
The Medicare program reimbursed skilled nursing facilities (SNF) retrospectively for cost reporting periods that began before July 1, 1998. Under this system, each facility received an interim payment during the year. The skilled nursing facility then submitted a cost report at the end of each cost reporting year, and the Medicare fiscal intermediary adjusted the payment to reflect actual allowable direct and indirect costs of services. This adjustment could result in a payment to or from the Medicare program. The Balanced Budget Act of 1997 changed the payment system to a prospective system in which Medicare reimburses skilled nursing facilities at a daily rate for specific covered services, regardless of their actual cost, based on various patient categories. The Medicare program phased in this prospective payment system over three cost reporting periods beginning on or after July 1, 1998.
For multi-facility providers, Medicare allows the cost of the services provided by the corporate/home office to be allocated to the individual providers. The Company is required to file a Home Office Cost Statement (HOCS) to show the allowable costs, (such as depreciation, consulting expenses, interest and others), allocated to each individual provider’s cost report. It is on the individual provider’s cost reports that these costs are submitted for Medicare reimbursement.
In September 1998, the former Manor Care merged with Health Care and Retirement Corporation (HCR) to form the company now known as Manor Care, Inc. As a result of the merger, HCR’s home office in Toledo, Ohio became the home office for the merged entities. Prior to the merger, the former Manor Care’s home office was in Gaithersburg, Maryland. The former Manor Care filed HOCS’s for all cost reporting years through 1998. The 1999 final home office cost report for the former Manor Care was filed with the fiscal intermediary by the merged companies’ home office in Toledo.
All of the HOCS’s for the cost report years 1995-1999 were filed timely. In most cases, the subsequent audit of these reports by the Medicare fiscal intermediary did not take place for five years, and revised Notices of Provider Reimbursement (NPR’s) were not issued for another one to three years after the home office audit. Documentation consistent with that provided to and accepted by the fiscal intermediary for prior year audits was deemed unacceptable and certain costs were totally disallowed. For example, all interest and certain years’ depreciation costs were disallowed, although the Company has documented debt and fixed assets. These costs are allowable and reimbursable in accordance with Medicare regulations, and there is no reasonable justification for their disallowance (see Provider Reimbursement Manual CMS Pub. 15). In addition, Medicare has issued instructions to fiscal intermediaries under this regulation to finalize NPRs within 12 months. See Provider Reimbursement Manual (CMS-Pub. 15) § 2905.1, which states that “The intermediary is to make every attempt to issue an NPR within 12 months of receipt of a cost report.”
As a result of the audits for 1997-1999, the Company was required to repay the Medicare program $34.1 million in 2005 for home office costs disallowed on the individual skilled nursing facility cost reports. The Company has filed formal appeals to the Provider Reimbursement Review Board (PRRB) challenging these disallowances.
During the year that health care services are provided to the patient, the Company records revenues and receivables based on the interim rate that is being paid under a cost-based, retrospective reimbursement system. In addition, the reimbursement department estimates the cost-based reimbursement allowable during the year and compares this amount to the interim reimbursement received. Any difference is recorded as an adjustment to revenues and settlements receivable/payable throughout the year. Upon completion of the cost report for each facility, the settlement receivable/payable is adjusted to the filed cost report. In addition, settlement reserves could be established for certain items. Differences between original estimates and subsequent revisions are included in the results of operations in the period in which the revisions are made and disclosed, if material. When a final, uncontested NPR is issued by the Medicare fiscal intermediary, the cost report and related reimbursement are considered final.
The Company believes that the HOCS’s in question were incorrectly adjusted by the Medicare fiscal intermediary. The Company provided services to its patients and is not being reimbursed in accordance with Medicare regulations for those services. SFAS No. 5 states “contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization.” The Company believes that the receivable reflects the amount the Company will ultimately receive under the program once the issues under appeal have been resolved. It is probable that the Company will recover the $34.1 million receivable, because these were allowable costs accepted by the fiscal intermediary in prior home office cost report audits.
Impairment of Property and Equipment and Intangible Assets, page 24
3.	Please provide additional disclosure for your estimates and procedures related to your goodwill impairment testing under SFAS No. 142.
Company’s response:
The Company proposes to add the following language related to goodwill impairment testing in future filings:
The Company tests for the recoverability of goodwill annually on October 1, or sooner if events or changes in circumstances indicate that the carrying amount of our reporting units, including goodwill, may exceed their fair values. The fair value of the reporting units is determined by using cash flow analysis which projects the future cash flows and discounts those cash flows to the present value. The projection of future cash flows is dependent upon assumptions regarding future levels of income, including changes in Medicare and Medicaid reimbursement regulations. If the carrying value of a reporting unit exceeds the fair value, the goodwill of the reporting unit is potentially impaired, subject to additional analysis in accordance with SFAS No. 142. The Company may have to record a charge to its results of operations based on the results of the additional analysis.
General and Professional Liability, page 25
4.	We note that you utilize an independent actuary to assist in the determination of your general and professional liability. While you are not required to make reference to this independent actuary, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent actuary, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.
Company’s response:
The Company has determined to delete its reference to the independent actuary such that the Company’s current disclosure will be modified to read as follows in future filings:
Our general and professional reserves include amounts for patient care-related claims and incurred but not reported claims. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we estimate the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Our assumptions take into consideration our internal efforts to contain our costs by reviewing our risk management programs, our operational and clinical initiatives, and other industry changes affecting the long-term care market. We also monitor the reasonableness of the judgments made in the prior-year estimation process and adjust our current-year assumptions accordingly.
We do see an improving trend in terms of patient liability costs. Over the past three years, our number of new claims has been similar and our average settlement cost per claim has a downward trend. Based on our review of trends, it was determined that our accrual rate would not change. In prior years, we lowered our accrual rate by approximately $1.2 million on a quarterly basis in the fourth quarter of 2004 and by approximately $4.0 million on a quarterly basis in the fourth quarter of 2003. We expect our accrual for current claims per month to be $5.1 million through our policy period ending May 31, 2006. At December 31, 2005 and 2004, our general and professional liability consisted of short-term reserves of $61.8 million and $65.9 million, respectively, and long-term reserves of $118.5 million and $122.5 million, respectively. The expense for general and professional liability claims, premiums and administrative fees was $72.5 million, $78.7 million and $87.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. Although we believe our liability reserves are adequate and appropriate, we can give no assurance that these reserves will not require material adjustment in future periods.
Year Ended December 31, 2005 Compared with Year Ended December 31, 2004, page 26
5.	Please define the term provider assessment and disclose in detail why they impact both your revenue and operating expenses. Tell us and disclose why there is no discussion of provider assessments in your discussion of the Year Ended December 31, 2004 Compared with Year Ended December 31, 2003. Further, explain how you account for provider assessments here and in the footnotes to your financial statements.
Company’s response:
The Medicaid program is financed jointly by the federal government and the states. Under federal law, the states’ share of Medicaid costs generally must be financed from state or local public funds. However, the federal government provides additional federal matching funds to the states for Medicaid reimbursement purposes based partly on provider assessments. Implementation of a provider assessment plan requires approval by the Centers for Medicare & Medicaid Services (CMS) in order to qualify for the federal matching funds. These plans usually take the form of a bed tax or quality assessment fee, which is imposed uniformly across classes of providers within the state. In turn, the state generally utilizes the additional federal matching funds generated by the assessment to pay increased reimbursement rates to the providers, which often include repayment of a portion of the provider assessment based on the provider’s percentage of Medicaid patients. In January 2005, CMS approved the Pennsylvania provider assessment which was retroactive to July 1, 2003. The provider assessment is recorded in operating expenses. The associated Medicaid rate increase is recorded in revenues. The Company believes that it is important to discuss the increase in revenues in conjunction with the related increase in expenses.
In 2003 and 2004, certain states charged a provider assessment that was included in the Company’s operating expenses, but the increase in this expense of $9.7 million was not significant to the total increase in operating expenses of $73.9 million.
The provider assessment is accrued on a monthly basis based on each state’s methodology and is paid on a monthly or other periodic basis.
In future filings, the Company will add disclosures to Management’s Discussion and Analysis which summarize the discussion of provider assessments contained in the first paragraph of the Company’s response to Question 5 above. The Company believes that no additional disclosure is necessary to its financial statements because provider assessments are accrued and paid like most expenses. The Company’s revenue recognition policy is disclosed in its financial statements.

Capital Resources and Liquidity, page 34
6.	We note on page 16 that you lease space for your corporate headquarters under a synthetic lease, and you consider it an off-balance sheet obligation. Please revise your disclosure in future filings to comply with 303(4) of Regulation S-K. Further, disclose your accounting for your synthetic lease in the footnotes to your financial statements.
Company’s response:
In future filings, the Company will disclose its $22.8 million residual guarantee of its corporate headquarters in an off-balance sheet arrangements section in accordance with 303(4) of Regulation S-K. The Company proposes to disclose as set forth below. The Company will not include the residual guarantee of $22.8 million in the contractual obligations table as an operating lease obligation as reported on page 34.
     Off-Balance Sheet Arrangements. The Company leases its corporate headquarters under a synthetic lease, which provides a cost-effective means of providing office space. The lease obligation includes the annual operating lease payments that reflect interest only payments on the lessor’s $22.8 million of underlying debt obligations, as well as a residual guarantee of that amount at the maturity in 2009. At the maturity of the lease, the Company will be obligated either to purchase the building by paying the $22.8 million of underlying debt or to vacate the building and pay the difference, if any, between that amount and the then fair market value of the building. The Company accounts for its synthetic lease as an operating lease. The residual guarantee of $22.8 million is an off-balance sheet arrangement. The Company believes that there is no deficiency related to its guaranteed value at December 31, 2005.
In Note 8 — Leases, the Company describes its synthetic lease for its corporate headquarters. In future filings, the Company will not include the $22.8 million as an operating lease obligation. The Company will include the following discussion regarding the accounting for its synthetic lease in the footnotes.
The Company accounts for its synthetic lease as an operating lease. The residual guarantee of $22.8 million is an off-balance sheet arrangement. The Company believes that there is no deficiency related to its guaranteed value at December 31, 2005.
Note 1. Accounting Policies
Goodwill, page 47
7.	Tell us how you determined $55.9 million in your goodwill is attributed to your Other segment. Further, tell us and disclose the number of reporting units you have related to your goodwill impairment testing under SFAS No. 142 and how you have allocated your goodwill to those reporting units.

Company’s response:
SFAS No. 142 describes a reporting unit as either an operating segment, (as defined in SFAS No. 131), or one level below the operating segment (referred to as a component), depending on whether certain criteria are met. The Company has four operating segments or reporting units related to its goodwill impairment testing, namely Long-Term Care, Hospice and Home Health, Rehabilitation, and Physician Services. The components of each reporting unit include the individual businesses that were acquired or developed by the Company. The components are aggregated and considered a single reporting unit, because the components have similar economic characteristics. The Company prepared a purchase price allocation for each acquired business that resulted in goodwill for that component. Based on the quantitative thresholds established in SFAS No. 131, the Company has two reportable segments, Long-Term Care and Hospice and Home Health. The other operating segments are combined in the Other column, which includes the $55.9 million of goodwill for Rehabilitation and Physician Services.
Stock-based Compensation, page 50
8.	Tell us and disclose why the vesting acceleration of prior-year stock option awards did not affect your current year compensation expense. Tell us the accounting literature you used in making your determination.
Company’s response:
In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, a new measurement date results upon accelerated vesting, but compensation expense is recognized only for individuals who benefit from the acceleration (i.e., retain awards that otherwise would have been forfeited, absent acceleration). Management believes that the executive officers will continue to be employed until the original vesting period, and all were employed on December 31, 2005; therefore, the Company did not record any expense in 2005. Under SFAS No. 123’s pro forma disclosure, the Company recorded the remaining unamortized expense and determined that there was no incremental expense as a result of the accelerated vesting of prior year stock options. Upon adoption of SFAS No. 123R on January 1, 2006, if an executive officer were to leave the Company, no additional expense would be required.
Note 6. Debt, page 55
9.	Tell us and disclose more details to your convertible note hedge and warrant option transactions related to your Convertible Senior Notes due 2035. Specifically, disclose how these transactions effectively increase the conversion price to $59.66 per share. Further, disclose why the net cost of $53.8 million was included in shareholders’ equity, along with the offsetting tax benefit of the hedge of $29.3 million.
Company’s response:
Concurrent with the issuance of the 2035 Convertible Senior Notes, the Company entered into a convertible note hedge designed to mitigate the potential dilution from a conversion of the Notes.

In certain circumstances during the five year term of the hedge transaction, the Company may exercise an option to require the dealer to deliver to the Company net shares of the Company’s common stock based on a strike price of $44.75, which is equal to the initial conversion price of the 2035 Notes, subject to certain adjustments. Concurrent with entering into the hedge transaction, the Company entered into a warrant transaction whereby Manor Care sold to the dealer warrants to acquire, subject to customary anti-dilution adjustments, up to 8.9 million shares of the Company’s common stock. The warrants are initially exercisable at a price of $59.66 per share, subject to adjustment. The warrants must be net-share settled based on the amount by which the then current market price of the Company’s common stock exceeds the exercise price. The net cost of the note hedge including the related tax benefit and the proceeds from the warrants sale have been included in shareholders’ equity because the contracts meet the stated criteria in paragraphs 12-32 of Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.
10.	We note the holders of your 2023 Notes could convert their notes at December 31, 2005 because your stock price exceeded the required average price. Tell us in more detail why you have classified these notes as long-term because of your ability to redeem the notes using your revolving credit facility.
Company’s response:
If the holders of our 2023 Convertible Senior Notes required us to convert the notes, the Company would use its revolving credit facility to pay the holders in cash up to the par value of the notes and not use current assets. SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced, permits classification of debt as long-term, which would otherwise be classified as short-term, if certain conditions are met. If the holders required the Company to convert their notes, as stated above, the Company is permitted and intends to use its revolving credit facility to pay the holders, and all of the following conditions are met with respect to the related credit agreement: (i) the agreement does not expire within one year from balance sheet date (the actual maturity date is May 27, 2010); (ii) until maturity, the agreement is not cancelable by the lenders except for a violation of a provision with which compliance is objectively determinable or measurable; (iii) no violation of any provision in the agreement exists at the balance sheet date, and no available information indicates that a violation has occurred thereafter; and (iv) the lenders with which the Company has entered into the agreement are expected to be financially capable of honoring the agreement. At December 31, 2005, the Company had $232.2 million available for future borrowing related to the revolving credit facility, which amount is greater than the current par value of the $93.4 million convertible senior notes (New Notes). The remaining $6.6 million par value of Old Notes is only convertible into the Company’s common stock and would not utilize current assets for payment. The New Notes and Old Notes are defined in the Company’s Form 10-K.

Note 10. Commitments/Contingencies, page 62
11.	We note you can not quantify with precision the potential liability exposure for environmental claims and litigation, however you have a liability recorded in the amount of $4.8 million at December 31, 2005. Citing the appropriate accounting literature, tell us how you determined the amount of your accrued liability and why management believes the amount is adequate. If $4.8 million is the lower end of your range of loss, tell us and disclose so in accordance with paragraph 9 of SFAS 5. Further, we note your reference to outside advisors who assisted in your current assessment of the liability. While you are required to make reference to these outside advisors, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the outside advisors, you should revise to provide disclosures that explain the method and assumptions used by management to determine the liability. Revise to comply with this comment in future filings.
Company’s response:
The Company determined the amount of the liability based on SFAS No. 5 and recorded its best estimate of the accrued liability based on monitoring of the litigation activity over many years, the portion of the liability for which the Company is responsible, and the estimated clean-up costs. Based on this information, management believes the $4.8 million reserve is adequate.
The Company has determined to delete its reference to its outside advisors and add how the Company determined its environmental liability. The Company proposes to revise its current disclosures in future filings as follows:
10. Commitments/Contingencies
One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco). Cenco was acquired in 1981 by a wholly owned subsidiary of the Company. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a potentially responsible party has not yet been quantified. At December 31, 2005 and 2004, the Company had $4.8 million and $4.5 million accrued in other long-term liabilities, respectively, based on management’s current assessment of the likely outcome of the Actions. The amount of the Company’s reserves is based on management’s continual monitoring of the litigation activity, estimated clean-up costs and the portion of the liability for which the Company is responsible. At December 31, 2005 and 2004, there were no receivables related to insurance recoveries.
Item 9A. Controls and Procedures, page 74
12.	We note your disclosure “[t]here were no significant changes in our internal controls over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K, which became effective on August 14, 2003. Further, in future filings, please comply with Item 308(c) of Regulation S-K. See also Section II.J. of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm#iij.
Company’s response:
The Company confirms that there were no changes in our internal control over financial reporting that occurred in the fourth quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In future filings, the Company will comply with Item 308(c) of Regulation S-K.
Form 10-Q for the quarterly period ended March 31, 2006
13. Please comply with all of the above comments as applicable.
•	Question 4
Company’s response:
The Company has determined to delete its reference to the independent actuary such that the Company’s current disclosure will be modified to read as follows in future filings:
     General and Professional Liability. Our general and professional reserves include amounts for patient care-related claims and incurred but not reported claims. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we estimate the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Our assumptions take into consideration our internal efforts to contain our costs by reviewing our risk management programs, our operational and clinical initiatives, and other industry changes affecting the long-term care market. In comparing the first quarter of 2006 with the first quarter of 2005, the number of new claims is similar and our average settlement cost per claim is down. Our accrual rate for current claims is $5.1 million per month. Although we believe our liability reserves are adequate and appropriate, we can give no assurance that these reserves will not require material adjustment in future periods.
•	Question 5
Company’s response:
In future filings, the Company will add disclosures to Management’s Discussion and Analysis which summarize the discussion of provider assessments contained in the first paragraph of the Company’s response to Question 5 above.
•	Question 11
Company’s response:
The Company has determined to delete its reference to its outside advisors and add how the Company determined its environmental liability. The Company proposes to revise its current disclosures in future filings as follows:
Note 5 — Contingencies
One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco). Cenco was acquired in 1981 by a wholly owned subsidiary of the Company. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a potentially responsible party has not yet been quantified. At March 31, 2006, the Company had $4.8 million accrued in other long-term liabilities based on management’s current assessment of the likely outcome of the Actions. The amount of the Company’s reserve is based on management’s continual monitoring of the litigation activity, estimated clean-up costs and the portion of the liability for which the Company is responsible. At March 31, 2006, there were no receivables related to insurance recoveries.
•	Question 12:
Company’s response:
The Company confirms that there were no changes in our internal control over financial reporting that occurred in the first quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In future filings, the Company will comply with Item 308(c) of Regulation S-K.
Note 1- Accounting policies
Goodwill, page 6
14.	Tell us about the acquisition where you allocated $10,632 to goodwill. Provide the disclosures required by SFAS 141.
Company’s response:
In January 2006, the Company acquired American Rehabilitation Group (ARG), a Kentucky-based provider of rehabilitation services. The Company paid $0.3 million in cash, assumed net liabilities of $6.1 million and recorded $6.4 million in intangible assets. The Company had managed the ARG rehabilitation practices since 1996, when the parties entered into a 40-year management agreement. The $6.4 million in intangible assets recorded in connection with the acquisition, along with $6.7 million of previously recorded and unamortized management contract asset, were reallocated based on an independent appraisal with $2.5 million being assigned to amortizable intangibles and $10.6 million to goodwill. Because the acquisition was not material, the Company did not include the disclosures required by SFAS No. 141.
Note 2 — Asset Impairment, page 7
15.	Please tell us and disclose in more detail what assets specifically were impaired and the methodology used to determine the amount of your impairment. Also, tell us what you mean by the transcription business is not included in our reportable segments.
Company’s response:
The Company impaired computer software, building, building improvements, lease improvements, certain equipment and the excess amount of the investment over the carrying value of the assets. The excess amount of the investment was classified in other assets and not goodwill, because it is not health care related and ancillary to the Company’s core business. The Company wrote the asset down to a value of $1.0 million, excluding the net realizable value of its accounts receivable, based on its decision to exit the business. The asset value was based on the net book value of certain equipment that the business will continue to use during the remaining period. The Company is amortizing the asset value over nine months based on its best estimate of the remaining use of the equipment.
The Company’s two reportable segments are long-term care and hospice and home health. The transcription business is not included in either of these segments and does not meet the size test to be a reportable segment. SFAS No. 144 requires disclosure of the segment in which the impaired long-lived asset is reported pursuant to SFAS No. 131.
In addition, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please do not hesitate to contact me at (419) 252-5601.
Very truly yours,
/s/ Steven M. Cavanaugh
Steven M. Cavanaugh

Vice President and Chief Financial Officer